# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Collective Audience, Inc., CIK 0001854583
CUSIP: 193939105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 85 Broad Street 16-079, New York, New York (NY), 10004
Date of event which requires filing of this statement: 02/26/2025
Filed by CIK 0001876697
Persons authorized to receive notices and communications: Jeffrey Tirman, 1521 Concord Pike, Suite 201, Wilmington, Delaware (DE), 19803, 424-732-1021; Laura Anthony, Esq., 1700 Palm Beach Lakes Blvd, Suite 820, West Palm Beach, Florida (FL), 33401, 561-514-0936

## Reporting persons
- ABRI VENTURES I, LLC (CIK 0001876697): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 136,553,351; shared voting power 0; sole dispositive power 136,553,351; shared dispositive power 0; aggregate amount beneficially owned 136,553,351 (87.41% of the class)
  Comment: Shares of Common Stock are held directly by Abri Ventures I, LLC, a Delaware limited liability company ("Abri Ventures"). Abri Advisors, Inc., a Delaware corporation ("Abri Advisors"), is the managing member of Abri Ventures. Abri Advisors, Inc. is 100% owned by Abri Advisors Ltd., a Bermuda company. Abri Advisors Ltd. is beneficially owned and controlled by Jeffrey Tirman and, in such capacity, exercises the sole voting and investment power over the shares of Common Stock held by Abri Ventures. Based on 19,665,363 shares of Common Stock issued and outstanding as disclosed by the Issuer in the Quarterly Report on Form 10-Q filed on August 14, 2024.
- Tirman Jeffrey (CIK 0001876692): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 136,553,351; shared voting power 0; sole dispositive power 136,553,351; shared dispositive power 0; aggregate amount beneficially owned 136,553,351 (87.41% of the class)
  Comment: Shares of Common Stock are held directly by Abri Ventures I, LLC, a Delaware limited liability company ("Abri Ventures"). Abri Advisors, Inc., a Delaware corporation ("Abri Advisors"), is the managing member of Abri Ventures. Abri Advisors, Inc. is 100% owned by Abri Advisors Ltd., a Bermuda company. Abri Advisors Ltd. is beneficially owned and controlled by Jeffrey Tirman and, in such capacity, exercises the sole voting and investment power over the shares of Common Stock held by Abri Ventures. Based on 19,665,363 shares of Common Stock issued and outstanding as disclosed by the Issuer in the Quarterly Report on Form 10-Q filed on August 14, 2024.
- Abri Advisors, Inc. (CIK 0002004781): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 136,553,351; shared voting power 0; sole dispositive power 136,553,351; shared dispositive power 0; aggregate amount beneficially owned 136,553,351 (87.41% of the class)
  Comment: Shares of Common Stock are held directly by Abri Ventures I, LLC, a Delaware limited liability company ("Abri Ventures"). Abri Advisors, Inc., a Delaware corporation ("Abri Advisors"), is the managing member of Abri Ventures. Abri Advisors, Inc. is 100% owned by Abri Advisors Ltd., a Bermuda company. Abri Advisors Ltd. is beneficially owned and controlled by Jeffrey Tirman and, in such capacity, exercises the sole voting and investment power over the shares of Common Stock held by Abri Ventures. Based on 19,665,363 shares of Common Stock issued and outstanding as disclosed by the Issuer in the Quarterly Report on Form 10-Q filed on August 14, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Collective Audience, Inc.
Address of issuer's principal executive offices: 85 Broad Street 16-079, New York, New York (NY), 10004
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D filed on August 27, 2021 (the "Schedule 13D"), the Amendment No. 1 to Schedule 13D filed on December 13, 2023 ("Amendment No. 1"), the Amendment No. 2 to Schedule 13D filed on April 10, 2024 ("Amendment No. 2"), the Amendment No. 3 to Schedule 13D filed on April 23, 2024 ("Amendment No. 3") and relates to the Reporting Persons' beneficial ownership of shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Collective Audience Inc. (formerly known as Abri SPAC I, Inc., a Delaware corporation) (the "Issuer"). Only those items that are hereby reported are amended; all other items reported in the Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3. This Amendment No. 4 is being filed to reflect the additional acquisition of shares of Common Stock of the Issuer by the Reporting Persons as noted in Item 5 below. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 4 is being filed by the following persons: (i) Abri Ventures I, LLC, a Delaware limited liability company ("Abri Ventures"), (ii) Abri Advisors Inc., a Delaware corporation, the manager of Abri Ventures ("Abri Advisors"), and (iii) Jeffrey Tirman, the chief executive officer of Abri Advisors. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal place of business for each of the Reporting Persons is: 1521 Concord Pike, Suite 201, Wilmington DE 19803.
Present principal occupation or employment: Abri Ventures' principal business was to act as the Issuer's sponsor. Abri Advisors is a private holding company controlled by Jeffrey Tirman for the purpose of investing in various liquid and illiquid investments. Mr. Tirman serves as the chief executive officer of Abri Advisors which serves as the manager of Abri Ventures. Mr. Tirman previously served as the Chief Executive Officer and Chairman of the board of directors of the Issuer and resigned those positions on November 2, 2023.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Entities: Abri Ventures - Delaware, U.S.A., Abri Advisors - Delaware, U.S.A. Individuals: Jeffrey Tirman - Switzerland

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As disclosed in that initial statement of beneficial ownership of securities on Form 3, filed as of February 27, 2025, the Reporting Persons received 136,553,351 shares of Common Stock pursuant to the conversion of certain convertible notes as identified therein.

## Item 4. Purpose of Transaction
Purpose of transaction:
As the holder of a majority of interest in the Issuer, the Reporting Persons are able to control the Issuer's business and may have influence over the corporate activities of the Issuer; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the provisions of the Bylaws and the Issuer's insider trading policies, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board of Directors and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the common stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board of Directors.

The Reporting Persons from time to time intend to review their investments in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's shares of common stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the shares of common stock or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of common stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer's capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 136,553,351 shares of Common Stock; 87.41%
Number of shares as to which each person has sole or shared power to vote or dispose: 136,553,351 shares of Common Stock
Transactions in the class effected during the past sixty days: As disclosed in that initial statement of beneficial ownership of securities on Form 3, filed as of February 27, 2025, the Reporting Persons received 136,553,351 shares of Common Stock pursuant to the conversion of certain convertible notes as identified therein.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- ABRI VENTURES I, LLC: /s/ Jeffrey Tirman, Jeffrey Tirman/Chief Executive Officer (02/27/2025)
- Tirman Jeffrey: /s/ Jeffrey Tirman, Jeffrey Tirman/Individually (02/27/2025)
- Abri Advisors, Inc.: /s/ Jeffrey Tirman, Jeffrey Tirman/Chief Executive Officer (02/27/2025)